Allen L. Lear	(301) 564-3349 phone
Interim General Counsel & Secretary	(301) 564-3206 fax
February 27, 2008
VIA EDGAR AND FACSIMILE
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
          Re: Comments on USEC Inc. Periodic Reports
Dear Ms. Parker:
          By letter dated November 29, 2007, the Staff of the Division of Corporation Finance (the “Staff”) delivered to USEC Inc. (“USEC” or the “Company”) the Staff’s comments on USEC’s Form 10-K for the fiscal year ended December 31, 2006 and proxy statement dated March 22, 2007 (the “Proxy Statement”). By letter dated December 19, 2007, USEC responded to these comments. By letter dated January 30, 2008, the Staff delivered to USEC its follow-up comments. By letter dated February 8, 2008, USEC responded to these comments. By letter dated February 26, 2008 (the “Comment Letter”), the Staff delivered to USEC its follow-up comments. Set forth below are responses of USEC to the most recent comments of the Staff. The responses have been keyed to correspond to the Comment Letter. In our response we have noted certain clarifications that we will provide in future filings. As applicable, these additional disclosures will be reflected in the proxy statement for our 2008 annual meeting of shareholders, which we expect to file in March 2008.
Schedule 14A
Filed March 22, 2007
1.	Please confirm in writing that you will comply with the following comment in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.
RESPONSE:
We will comply with the following comment in all future filings. An example of the disclosure we intend to use to the extent applicable is provided in our responses to the comment below.
USEC Inc.
6903 Rockledge Drive, Bethesda, MD 20817-1818
Telephone 301-564-3200 Fax 301-564-3201 http://www.usec.com

Ms. Anne Nguyen Parker
February 27, 2008

Elements of Executive Compensation
Total Direct Compensation
Base Salary, page 23
3.	We note your response to our prior comment 3. Expand your disclosure to separately discuss for each target why it will be difficult for the executives to achieve it.
RESPONSE:
An example of revised disclosure for 2006 incorporating your comment would be as follows:
          “The 2006 key performance objectives for the Chief Executive Officer and the other named executive officers included objectives aimed at the following five objectives. As detailed in the table below, the 2006 key performance objectives were all designed to achieve the Company’s strategic business plan and accordingly were designed to be achievable, but to require a substantial effort and initiative on the part of the individual named executive officers.

Key Performance Objective	Difficulty
Implementing mitigating actions to address increased electric power costs	During 2006, the Company experienced a more than 50% increase in our cost for electric power; as a result, this objective involved many challenges and required substantial effort and initiative.

Meeting milestones relating to the Company’s American Centrifuge project under a 2002 agreement between the U.S. Department of Energy and the Company, and validating performance and economics of the American Centrifuge project
The American Centrifuge project is a unique project and the Company’s deployment schedule and target cost estimate is ambitious; therefore achievement of this objective was subject to a number of uncertainties and involved substantial effort and initiative.

Maintaining a stable supply of Russian highly enriched uranium	USEC purchases low enriched uranium from dismantled Soviet nuclear weapons under the Megatons to Megawatts nonproliferation program with Russia, which is a unique program. In addition, Russia has the largest nuclear fuel industry in the world and is aggressively seeking to expand its share of the world market, in particular the United States. Therefore, this objective was subject to a number of uncertainties and involved substantial effort and initiative.

Developing and implementing a revised strategic plan	Due to the great number of challenges and uncertainties facing the Company, developing and

Ms. Anne Nguyen Parker
February 27, 2008

implementing a revised strategic plan to address complex issues of transition from gaseous diffusion to centrifuge technology involved a great deal of effort and initiative in many areas affecting the business.

Developing and executing a comprehensive communications plan	Because of the uniqueness of our business, the Company’s communications must take into account many interested and sometimes competing constituencies, including investors, commercial enterprises at every level of the nuclear fuel cycle, and governmental agencies at the federal, state and local level. Accordingly, this objective involved the exercise of judgment as well as substantial effort and initiative.
          For individual named executive officers (other than the Chief Executive Officer), their particular objectives were a more detailed subset of these five objectives with a focus on such named executive officer’s functional area. For example, Mr. Barpoulis’ specific objectives as Chief Financial Officer generally related to financial and accounting matters; Mr. Hansen’s specific objectives as General Counsel generally related to legal, corporate governance and corporate communications matters; Mr. Sewell’s specific objectives as Senior Vice President American Centrifuge and Russian HEU generally related to operations and program management matters; and Mr. Van Namen’s specific objectives as Senior Vice President, Uranium Enrichment generally related to uranium enrichment operations and marketing and sales matters. There are no individual performance factors in addition to, and separate from, the five factors listed in the table above and each of the named executive officers’ key performance objectives were designed to be difficult to achieve and to challenge the executive as set forth in the table above. The weight of each of the key performance objectives varied by individual with any one objective being weighted between 5% and 30%.”
          The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any further questions or comments, please contact me at (301) 564-3349.

Sincerely,
/s/ Allen L. Lear
Allen L. Lear
Interim General Counsel and Secretary